PRICING SUPPLEMENT (To Prospectus dated February 25, 2015 and Prospectus Supplement dated February 26, 2015)	This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-202281.

$1,250,000,000

1.900% Medium-Term Notes, Series B, due April 8, 2021

We are offering $1,250,000,000 aggregate principal amount of 1.900% Medium-Term Notes, Series B due April 8, 2021 (the “Notes”). The Notes will be our general unsecured obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the Notes on April 8 and October 8 of each year and on the maturity date. The first such payment on the Notes will be on October 8, 2016.

We may redeem some or all of the Notes at any time at our option at the applicable redemption price set forth in this pricing supplement under “Description of the Notes—Optional Redemption.”

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” on page S-2 of the prospectus supplement.

	Per Note	Total
Public offering price(1)	99.815%	$1,247,687,500
Underwriting discount	0.350%	$ 4,375,000
Proceeds, before expenses, to the Company	99.465%	$1,243,312,500

___________________

(1) Plus accrued interest, if any, from April 8, 2016, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about April 8, 2016.

Joint Book-Running Managers

Barclays BofA Merrill Lynch Citigroup J.P. Morgan

Co-Managers

The date of this pricing supplement is April 5, 2016.

We have not authorized any person to provide you any information other than that contained or incorporated by reference in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus. We take no responsibility for, and can provide no assurance as to, any other information that others may give you. We are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this pricing supplement or the accompanying prospectus supplement and prospectus is accurate as of any date other than the date on the front of this pricing supplement.

TABLE OF CONTENTS

Pricing Supplement
Page

Description of the Notes	PS-1
Underwriting	PS-3
United States Federal Taxation	PS-5
Legal Matters	PS-6

Prospectus Supplement

Forward-Looking Statements	S-1
Risk Factors	S-2
Description of the Notes	S-7
Use of Proceeds	S-32
Ratio of Earnings to Fixed Charges	S-32
United States Federal Taxation	S-33
Plan of Distribution (Conflicts of Interest)	S-47
Validity of the Notes	S-52

Prospectus

About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Incorporation of Information Filed with the SEC	1
Forward-Looking Statements	2
Toyota Motor Credit Corporation	3
Description of Debt Securities	4
Legal Matters	10
Experts	10

In this pricing supplement, the “Company,” “TMCC,” “we,” “us” and “our” refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the prospectus supplement shall have the meanings assigned to them in the prospectus supplement.

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes the Notes being offered;

•	the accompanying prospectus supplement which describes the Company’s Medium-Term Notes, Series B; and

•	the accompanying prospectus which describes generally the debt securities of the Company.

This description supplements, and, to the extent inconsistent, supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the Company’s Medium-Term Notes, Series B described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured general obligations,

•	will bear interest at a fixed rate,

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series B previously issued or issued in the future,

•	will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price (See “—Optional Redemption” below),

•	will not be subject to mandatory redemption or repayment at your option,

•	will be issued in minimum denominations of $2,000 and integral multiples of $1,000 above that amount, and

•	will be denominated in U.S. dollars.

Principal Amount: $1,250,000,000

Trade Date: April 5, 2016

Original Issue Date: April 8, 2016

Stated Maturity Date: April 8, 2021

Interest: 1.900% per annum from April 8, 2016

Interest Payment Dates: Each April 8 and October 8, beginning on October 8, 2016 and ending on the maturity date

Day Count Convention: 30/360

Business Day Convention: Following, unadjusted

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 89236TCZ6 / US89236TCZ66

Optional Redemption

The Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus in each case accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the Notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, or their respective affiliates and one other primary U.S. Government securities dealer selected by us; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate, maturity and other terms as the Notes, except for (1) the issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series B previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities under the indenture ranking equally with the Notes and our other Medium-Term Notes, Series B.

Concurrently with this offering of the Notes, we are also offering by means of a separate pricing supplement 1.200% Diversity and Inclusion Medium-Term Notes, Series B due April 6, 2018 and Floating Rate Diversity and Inclusion Medium Term Notes, Series B due April 6, 2018 (collectively, the “Other Notes”). This pricing supplement does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

Book-Entry Notes and Form

The Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless the Depository discontinues providing its services as depository with respect to the Global Notes at any time and a successor depository is not obtained or unless we so determine in our sole discretion. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depository, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated April 5, 2016 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement dated as of February 26, 2015, between us and the agents named in the prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principals, the respective principal amounts of the Notes set forth below opposite their names.

Underwriter	Principal Amount of the Notes
Barclays Capital Inc.	$262,500,000
J.P. Morgan Securities LLC	262,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	262,500,000
Citigroup Global Markets Inc.	225,000,000
CastleOak Securities, L.P.	37,500,000
Lebenthal & Co., LLC	37,500,000
Mischler Financial Group, Inc.	37,500,000
Samuel A. Ramirez & Company, Inc.	37,500,000
The Williams Capital Group, L.P.	37,500,000
C.L. King & Associates, Inc.	12,500,000
Drexel Hamilton, LLC	12,500,000
Guzman & Company	12,500,000
Siebert Brandford Shank & Co., L.L.C.	12,500,000
Total	$1,250,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in the Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for the Notes will be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the public offering price set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the public offering price less a concession not to exceed 0.200% of the principal amount of the Notes. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.100% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, J.P. Morgan Securities LLC, on behalf of the Underwriters, may change the public offering price and concession of the Notes. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the price of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering by selling more Notes than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the price of the Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

Each of the Underwriters has severally agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Certain of the Underwriters and their respective affiliates have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for the issuer in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with us or our affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to us and our affiliates consistent with their customary risk management policies. A typical hedging strategy would include these Underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or those of our affiliates, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect the future trading price of the Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. We have also agreed to reimburse each of the Underwriters for certain expenses.

UNITED STATES FEDERAL TAXATION

As discussed in the section of the accompanying prospectus supplement entitled “United States Federal Taxation,” withholding under legislation commonly referred to as “FATCA” (if applicable) will generally apply to amounts treated as interest paid with respect to the Notes and to the payment of gross proceeds of a disposition (including a retirement) of the Notes.  However, pursuant to an Internal Revenue Service notice, withholding under “FATCA” will apply to payments of gross proceeds (other than amounts treated as interest) only with respect to dispositions after December 31, 2018.  You should consult your tax adviser regarding the potential application of “FATCA” to the Notes.

For other U.S. federal income tax consequences of owning and disposing of the Notes, please see the section of the prospectus supplement entitled “United States Federal Taxation.”

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this pricing supplement and related prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (“DBTCA”), formerly known as Bankers Trust Company, as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated February 25, 2015 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-202281) filed with the Securities and Exchange Commission on February 25, 2015.